UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41561

TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 13, 2025, Toro Corp. (the “Company” or “Toro”) and Castor Maritime Inc. (“Castor”) agreed to the full redemption of 60,000 shares of Castor’s 8.75% Series E cumulative perpetual convertible preferred shares, par value $0.001 per share (the “Series E Preferred Shares”), for a cash consideration equal to the stated amount of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions.

Castor is a public company listed on the Nasdaq Capital Market. Castor’s Chairman, Chief Executive Officer and Chief Financial Officer, is also the Company’s Chairman and Chief Executive Officer. The foregoing full redemption of the Series E Preferred Shares and its terms were approved by the board of directors of Toro and Castor at the recommendation of their respective special committees of disinterested and independent directors who negotiated the redemption.

The information contained in this report on Form 6-K and Exhibit 99.1 attached hereto is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275477 and 333-275478) and Form S-8 (File No. 333-274652 and 333-290645).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORO CORP.
Dated: October 15, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer